          A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada and the Yukon Territory but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

          No securities regulatory authority in Canada has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been registered under the United States Securities Act of 1933, as amended (the "1933 Act"), and may not be offered or sold within the United States except pursuant to an exemption from the registration requirements of the 1933 Act.

          Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Assistant Secretary of Cardiome Pharma Corp. at 3650 Wesbrook Mall, Vancouver, British Columbia, Canada, V6S 2L2, Telephone: (604) 677-6905, Email: cyip@cardiome.com. For the purposes of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record can be obtained from the Assistant Secretary of Cardiome Pharma Corp. at the above mentioned address and telephone number.

New Issue	September 8, 2003

Preliminary Short Form Prospectus

CARDIOME PHARMA CORP.

$20,002,500

3,810,000 Common Shares

          This short form prospectus qualifies the distribution (the "Offering") of 3,810,000 common shares (the "Offered Shares") of Cardiome Pharma Corp. ("Cardiome" or the "Company") at a price of $5.25 per share (the "Offering Price"), pursuant to an underwriting agreement dated as of September 8, 2003 between Cardiome and Orion Securities Inc., Sprott Securities Inc., First Associates Investments Inc., Raymond James Ltd. and Research Capital Corporation (together, the "Underwriters"). The Offering Price was determined by negotiation between Cardiome and the Underwriters.

Price: $5.25 per Common Share

			Net Proceeds
	Price to	Underwriters' Fee	to the Company(1)

Per Common Share	$5.25	$0.28875	$4.96125

Total Offering (2)	$20,002,500	$1,100,138	$18,902,362

(1)	Prior to deducting expenses of the Offering, estimated to be $250,000.

(2)

Cardiome has also granted the Underwriters an option (the "Over-Allotment Option"), exercisable not later than 30 days after the closing of the Offering, to purchase up to an additional 571,500 common shares (the "Over-Allotment Shares") of Cardiome at the Offering Price and on the same terms and conditions as apply to the purchase of the Offered Shares, solely to cover over-allotments, if any, and for market stabilization purposes. If the Underwriters exercise the Over-Allotment option in full, the total number of common shares issued under the Offering will be 4,381,500, the total Price to the Public will be $23,002,875, the Underwriters' Fees will be $1,265,158 and the total Net Proceeds to the Company will be $21,737,717 (prior to deducitng expenses of the Offering). See "Plan of Distribution". This short form prospectus qualifies the grant of the Over-Allotment Option and the distribution of any Over-Allotment Shares issued on exercise of the Over-Allotment Option.

          An investment in securities of the Company should be regarded as highly speculative due to the nature of the Company's business. See "Forward-Looking Statements" and "Risk Factors".

          The Offered Shares will qualify for investment under certain statuts as set out under “Eligibility for Investment”.

          The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by Cardiome and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Company by Catalyst Corporate Finance Lawyers and on behalf of the Underwriters by Fasken Martineau DuMoulin LLP.

          Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that certificates evidencing the Offered Shares will be available for delivery at closing which will take place on or about September 23, 2003, or such later date as may be agreed between Cardiome and the Underwriters, but in any event not later than October 14, 2003.

          The outstanding common shares of Cardiome are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "COM". On September 8, 2003, the closing price of the common shares of Cardiome on the TSX was $5.30. Subject to applicable laws and in connection with the Offering, the Underwriters may effect transactions that stablilize or maintain the market price of Cardiome’s common shares at a level other than that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

ii

TABLE OF CONTENTS

	Page No.		Page No.
EXCHANGE RATE INFORMATION	1	DIVIDEND POLICY	10
FORWARD-LOOKING STATEMENTS	1	RISK FACTORS	10
DOCUMENTS INCORPORATED BY		AUDITORS, TRANSFER AGENT AND
REFERENCE	2	REGISTRARS	19
THE COMPANY	4	LEGAL MATTERS	20
SELECTED FINANCIAL DATA	7	ELIGIBILITY FOR INVESTMENT	20
USE OF PROCEEDS	8	PURCHASERS' STATUTORY RIGHTS	20
CAPITALIZATION	8	CERTIFICATE OF THE COMPANY	C-1
PLAN OF DISTRIBUTION	8	CERTIFICATE OF THE UNDERWRITERS	C-2
SHARE CAPITAL	10

EXCHANGE RATE INFORMATION

          Unless otherwise stated, all dollar amounts in this short form prospectus refer to Canadian dollars. On September 8, 2003, the exchange rate for one U.S. dollar expressed in Canadian dollars was $1.3707 based upon the Bank of Canada noon buying rate on that date.

FORWARD-LOOKING STATEMENTS

          This short form prospectus, including the documents incorporated by reference herein, contains forward-looking statements which may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, Cardiome's stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market Cardiome's products, the ability to protect its intellectual property and dependence on collaborative partners. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Cardiome assumes no obligation to update or revise the forward-looking statements contained herein. See "Risk Factors" for a more detailed discussion of these risks.

DOCUMENTS INCORPORATED BY REFERENCE

          The following documents filed with the securities commission or similar regulatory authority in each of the provinces of Canada and the Yukon Territory are specifically incorporated by reference in, and form an integral part of, this short form prospectus:

1.	annual report on Form 20-F of the Company dated May 8, 2003 filed as the annual information form of the Company for the fiscal year ended November 30, 2002;

2.
unaudited interim consolidated financial statements of the Company and the notes thereto for the six-month period ended May 31, 2003, together with the Management's Discussion and Analysis of Financial Condition and Results of Operations for the six-month period ended May 31, 2003;

3.
audited consolidated financial statements of the Company and the notes thereto for the fiscal years ended November 30, 2002 and 2001, together with the auditor's reports thereon and Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal years ended November 30, 2002, 2001 and 2000;

4.
audited balance sheet and statements of loss, shareholders' equity and cash flows of Cardiome, Inc. (formerly Paralex, Inc.) as at and for the period ended November 30, 2001, included in the Company's prospectus dated February 28, 2002;

5.	unaudited balance sheet and statements of loss, shareholders' equity and cash flows of Cardiome, Inc. as at and for the three month periods ended February 28, 2002 and 2001;

6.	unaudited pro forma consolidated statement of loss of the Company for the year ended November 30, 2002;

7.	Information Circular of the Company dated April 3, 2003, but excluding the information under the headings "Report on Executive Compensation", "Performance Graph" and "Corporate Governance";

8.
Material Change Report of the Company dated December 5, 2002 announcing that a proof-of-concept oral dosing study in humans demonstrates that the Company's antiarrhythmic drug RSD1235 has significant oral bioavailability;

9.
Material Change Report of the Company dated January 6, 2003 announcing the appointment of Doug Janzen to the position of Chief Financial Officer and the promotion of Christina Yip to Vice President, Finance and Administration;

10.	Material Change Report of the Company dated March 4, 2003 announcing the Company's financial results for the fiscal year ended November 30, 2002;

11.	Material Change Report of the Company dated March 12, 2003 announcing that the Company has commenced patient dosing of oxypurinol in a Phase II/III study of patients with congestive heart failure;

12.
Material Change Report of the Company dated April 7, 2003 announcing that the Company had entered into an agreement for a private placement of special warrants on a bought deal basis with a syndicate of investment dealers led by Yorkton Securities Inc. (now Orion Securities Inc.) and including Sprott Securities Inc., TD Securities Inc., and First Associates Investments Inc.;

13.
Material Change Report of the Company dated April 16, 2003 announcing that the Company completed a private placement of special warrants on a bought deal basis raising gross proceeds of approximately $8 million;

14.	Material Change Report of the Company dated May 2, 2003 announcing its unaudited financial results for the three month period ended February 28, 2003;

15.	Material Change Report of the Company dated May 15, 2003 announcing that RSD1235 is proceeding to Phase III clinical development;

16.
Material Change Report of the Company dated June 10, 2003 announcing that it obtained receipts for a final prospectus filed in British Columbia, Ontario and Quebec in connection with the bought deal private placement of special warrants of approximately $8 million which closed on April 10, 2003;

17.
Material Change Report of the Company dated July 28, 2003 announcing that the U.S. Patent and Trademark office had issued a new patent providing additional protection to the Company's program focused on treatment of congestive heart failure with oxypurinol;

18.	Material Change Report of the Company dated July 31, 2003 announcing its unaudited financial results for the six-month period ended May 31, 2003;

19.
Material Change Report of the Company dated August 11, 2003 announcing that it has commenced patient dosing in its initial Phase III efficacy study of RSD1235 for the acute treatment of atrial fibrillation;

20.
Material Change Report of the Company dated September 4, 2003 announcing that (a) it expects to complete a partnership transaction with a pharmaceutical company to further develop and market RSD1235 in 2003, (b) it expects to file an NDA in the fourth calendar quarter of 2003 with respect to oxypurinol for the treatment of gout, and (c) it will change its fiscal year-end from November 30 to December 31; and

21.
Material Change Report of the Company dated September 5, 2003 announcing that it has entered into a bought deal agreement with a syndicate of underwriters led by Orion Securities Inc. and Sprott Securities Inc. with respect to this Offering.

          Any annual reports on Form 20-F or annual information forms, interim unaudited financial statements, information or management proxy circulars and material change reports (other than confidential material change reports) filed by the Company with a securities commission or similar regulatory authority in Canada after the date of this short form prospectus and before completion or withdrawal of this Offering, will deemed to be incorporated by reference into this short form prospectus.

          Any statements contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained in this short form prospectus or in any subsequently filed document that also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded will not constitute a part of this short form prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded the prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

          Copies of documents incorporated by reference herein may be obtained upon request without charge from the Company's Assistant Secretary at 3650 Wesbrook Mall, Vancouver, British Columbia, Canada, V6S 2L2, Telephone: (604) 677-6905, Email: cyip@cardiome.com. Copies of the documents are also available for downloading from the internet at www.sedar.com.

          In this short form prospectus, unless the context otherwise indicates, the terms "we", "us", "our", and similar terms as well as references to "Cardiome" or the "Company" refer to Cardiome Pharma Corp. together with its subsidiaries.

THE COMPANY

Company Overview

          Cardiome is a drug discovery and development company focused on developing proprietary drugs to treat or prevent cardiac diseases. Our current drug discovery and development efforts target the treatment of cardiac arrhythmia, which is an abnormal electrical signal in the heart, or an abnormal heart beat resulting from such a signal, and congestive heart failure, which is the failure of the heart to pump blood at a rate sufficient to support the body's needs. Our arrhythmia drug candidates are designed to stop, and prevent future occurrences of, arrhythmia by blocking specific ion channels, which are specialized pores in the membrane of certain cells. Our congestive heart failure drug candidate sensitizes cardiac muscle cells to intracellular calcium, leading improved cardiac oxygen-use efficiency. We believe that increasing the cardiac oxygen-use efficiency will improve the ability of the heart to pump blood. We also have a program, applying our congestive heart failure drug candidate, for the treatment of allopurinol intolerant hyperuricemia (gout).

Summary of Current Projects

          We have two projects focused on arrhythmia, one on congestive heart failure and one on the treatment of allopurinol intolerant hyperuricemia (gout).

          Arrhythmias are disturbances in heart rate and rhythm. There are two broad types of arrhythmia: atrial arrhythmia and ventricular arrhythmia. Atrial arrhythmias affect the two upper chambers of the heart and are less life-threatening but more widespread than ventricular arrhythmias. Ventricular arrhythmias affect the two lower chambers of the heart and are life-threatening. Our antiarrhythmic projects treat atrial arrhythmias.

          Congestive heart failure is a condition characterized by an inability of the heart to pump blood at a rate sufficient to support the body's needs. An imbalance between the ability of the left ventricle to pump blood, called ventricular performance and the speed that the heart tissue can metabolize the oxygen contained in the blood, called myocardial oxygen consumption, leads to an impairment of the heart's ability to contract.

          The following table indicates the name of our product candidates, their therapeutic focus and their stage of development:

Product Candidate	Therapeutic Focus	Stage of Development
RSD1235	Atrial Arrhythmia (intravenous)	Phase III clinical trial initiated
	Atrial Arrhythmia (oral)	Pre-clinical
Kv1.5	Atrial Arrhythmia	Pre-clinical
Oxypurinol	Congestive Heart Failure	Phase II/III clinical trial initiated
Oxypurinol	Allopurinol Intolerant Hyperuricemia (gout)	Phase II/III clinical trial completed

RSD1235          RSD1235 is an agent used to treat atrial arrhythmia that is suitable for intravenous administration in a hospital setting and may be developed for chronic oral therapy. In a Phase II clinical trial using intravenous administration of RSD1235, RSD1235 effectively terminated atrial fibrillation ("AF") and converted AF to normal heart rhythm. The Phase II clinical trial, completed in September 2002, involved 56 new-onset AF patients and showed that RSD1235 terminated AF in 61% of patients receiving the drug compared to 5% of patients receiving the placebo within 30 minutes of the end of infusion of the drug. In a proof-of-concept oral dosing study in humans completed in December 2002, RSD1235 was also shown to have significant oral bioavailability suggesting it could also be used for chronic oral therapy. On August 6, 2003, we initiated a Phase III clinical trial, called ACT 1, for the intravenous administration of RSD1235; this is the first Phase III clinical trial we plan to conduct to support our application for regulatory approval of RSD1235 in the United States and Canada. ACT 1 will involve studies in approximately 420 patients and will provide data on the level of safety and effectiveness of RSD1235 in the acute treatment of atrial fibrillation and artial flutter. The primary goals of the clinical trial are to convert atrial arrhythmia to normal heart rhythm and observe neurological and cardiovascular effects of the drug, with particular emphasis on lack of side-effect arrhythmias. The Phase III clinical trial is projected to be completed by the end of 2005 and cost approximately U.S.$10.7 million, of which approximately U.S.$2.7 million are expected to be incurred in the fiscal year ending December 31, 2003. In the meantime, we are seeking partnerships with pharmaceutical companies to help further develop and market this drug candidate. We expect to announce a completed partnership in 2003. With respect to the clinical development of the oral application of RSD1235, we continue to evaluate several strategic options on formulation and the design of clinical trials. We expect to begin formulation work in the first half of 2004.

Kv1.5          Our Kv1.5 program is a discovery-stage program focused on discovering an agent that treats atrial arrhythmia by selectively blocking a specific ion channel found only in atrial cardiac tissue. An ion channel is a specialized pore in the membrane of cells which assists in controlling and transferring electrical impulses, called "action potentials", in the cell. This project is in the pre-clinical stage. Our recent data has confirmed the ability of these drugs to modify the electrical activity of human cardiac tissue studied in the laboratory.

Oxypurinol          In the oxypurinol program, we expect to determine if oxypurinol is a safe and effective therapy for the treatment of congestive heart failure. We submitted an investigational new drug application with the U.S. Food and Drug Administration in June 2002. In March 2003, we initiated a Phase II/III clinical trial on using the oral application of oxypurinol to treat congestive heart failure. This Phase II/III clinical trial will involve studies in 400 patients with moderate to severe symptomatic congestive heart failure (rated by the New York Heart Association as class III-IV) and will demonstrate the level of safety and effectiveness of oxypurinol in the treatment of congestive heart failure. The primary goals of the clinical trial are to establish, using several clinical efficacy measures, the overall number of patients who improve, worsen or remain unchanged from oxypurinol versus placebo during a six-month course of therapy. The Phase II/III clinical trial is estimated to cost U.S.$6.7 million, of which at least U.S.$1.2 million will be incurred in the fiscal year ending December 31, 2003. We anticipate the completion of this trial by the end of 2004. We have also initiated, or plan to initiate this year, three proof-of-concept trials, two on the intravenous application of oxypurinol and one on the oral application of oxypurinol for the treatment of congestive heart failure. The estimated cost associated with these proof-of-concept trials is U.S.$500,000. We expect that the two intravenous oxypurinol trials will be completed by the end of 2003 and the oral oxypurinol trial will be completed in the first half of 2004.

          Pursuant to our license from ILEX Oncology, Inc. ("ILEX"), we exercised our option to acquire for U.S.$250,000 the rights to clinical trial data for oxypurinol in the treatment of allopurinol intolerant hyperuricemia (gout), in May 2002. A pivotal, open-label Phase II/III clinical study for the treatment of patients with symptomatic hyperuricemia (gout) who are intolerant to allopurinol was completed by ILEX prior to our acquisition of this technology. We plan to file a new drug application submission with the U.S. Food and Drug Administration for oxypurinol to treat allopurinol intolerant gout patients by the end of 2003.

          We are currently conducting our own research and clinical development on all of our product candidates. At this time, we have no plan to develop an in-house marketing or manufacturing capability at this time. As part of our business strategy, we will seek collaborative partners to spearhead late-stage development and marketing of these product candidates.

General Development of the Business

          Since 1992, we have been involved in research and development of drugs with potential to treat cardiac arrhythmia. Until 2001, we were also developing this technology for local anaesthetic and other uses. In addition, we acquired or in-licensed other technologies and carried out research and development of compounds for the treatment of pain (until early 1999) and cough (until late 2000), and did some initial pre-clinical work on a compound for erectile dysfunction (until early 2000). In August 1999, we closed a $5.1 million private placement to Canadian institutional investors and in April 2000, we closed a $7.8 million private placement to Canadian institutional investors. In January 2001, we narrowed our focus to the cardiac area and during the fiscal year ended November 30, 2001, we allocated all of our research and development resources to our projects relating to cardiac arrhythmia. In October 2001, we closed a $1.1 million private placement to our existing Canadian investors. In March 2002, we closed a concurrent public offering in Canada and private placement in the United States raising $30.9 million and acquired Cardiome, Inc. (formerly Paralex, Inc.). The acquisition of Cardiome, Inc. provided us with the technology it had licensed from The Johns Hopkins University ("JHU") for the use of oxypurinol in the treatment of congestive heart failure, and an option from ILEX to acquire rights to clinical trial data for oxypurinol in the treatment of allopurinol intolerant hyperuricemia (gout), which we exercised in May 2002. In April 2003, we closed a bought deal private placement for gross proceeds of approximately $8 million.

Acquisition of Cardiome, Inc. (formerly Paralex, Inc.)

          On March 8, 2002, we completed the acquisition of all of the outstanding shares of Cardiome, Inc., in exchange for 8,203,396 common shares. Also, on March 8, 2002, we completed a concurrent public offering in Canada and private placement in the U.S. of $30.9 million and issued 9,309,657 common shares along with warrants entitling the holders to purchase 2,327,414 common shares at a price of $6.64 per common share.

          Prior to the acquisition, Cardiome, Inc. was a private, New York based development-stage bio-pharmaceutical company incorporated in January 2001. Since that time, it had not conducted any significant business activities other than entering into license agreements with JHU and ILEX. The license from JHU is for certain intellectual property relating to the use of oxypurinol and other related compounds called xanthine oxidase inhibitors for the treatment of congestive heart failure, other cardiovascular disorders and neuromuscular disease. The license from ILEX is for rights to oxypurinol clinical data, drug supply and know-how and an option on rights to oxypurinol for the treatment of gout, which we have exercised. Oxypurinol has been studied in humans and is utilized in a compassionate use program for patients who are allergic to allopurinol, a conventional treatment for gout. Prior to the acquisition, Cardiome, Inc. did not have any research and development expenditures and had no employees.

Recent Developments

          At our annual general meeting of shareholders held on May 12, 2003, Kenneth Galbraith was elected as a new director, replacing Dr. Elizabeth Rogers. Following the meeting, the board of directors appointed Dr. Elizabeth Rogers as Corporate Secretary, replacing Jim Heppell. In July 2003, Dr. Michael J. Walker tendered his resignation as a director, Tim Garson was appointed a member of the Corporate Governance Committee replacing Dr. Walker, and Kenneth Galbraith was appointed as the Chair of the Corporate Governance Committee. Our current directors are Mark C. Rogers, Robert W. Rieder, Alan M. Ezrin, Arthur (Tim) Garson, Jr., Kenneth Galbraith, Fred H. Mermelstein, Kim Sun Oh, and Ralph Snyderman. In August 2003, we promoted Sheila Grant to Vice President, Commerical Affairs.

          On May 12, 2003, our shareholders approved the creation of a class of preferred shares, issuable in series. Each series of preferred shares will have the rights and restrictions determined by the board of directors of the Company at the time the series is created. No preferred shares have been issued by the Company.

          On August 15, 2003, subject to regulatory approval, we announced that we will be changing our fiscal year-end from November 30 to December 31, so that our fiscal year-end coincides with the calendar year-end.

Incorporation and Subsidiaries

          We were incorporated under the Company Act (British Columbia) on December 12, 1986 under the name Nortran Resources Ltd. In June 1992, we changed the focus of our business from mining exploration to drug research and development and changed our name to Nortran Pharmaceuticals Inc. In June 2001, we changed our name to Cardiome Pharma Corp. On March 8, 2002, we continued under the Canada Business Corporations Act. We have two wholly-owned subsidiaries: Rhythm-Search Developments Ltd., a company incorporated under the Company Act (British Columbia), and Cardiome, Inc. (formerly Paralex, Inc.) a corporation incorporated under the Delaware General Corporation Law. In September 2002, Atriven Cardiology Corp., formerly one of our subsidiaries, was dissolved and its assets were transferred to Cardiome Pharma Corp.

          Our head office is located at 3650 Wesbrook Mall, Vancouver, British Columbia, Canada, V6S 2L2. The address and the contact numbers of our registered office are as follows: 1400 – 1055 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2E9, telephone number: (604) 688-6900 and fax number: (604) 443-7000.

SELECTED FINANCIAL DATA

          The following table sets forth our selected financial data for each of the years in the three-year period ended November 30, 2002 and for the six-month periods ended May 31, 2003 and 2002. This data is derived from our audited consolidated financial statements and our unaudited interim consolidated financial statements and should be read in conjunction therewith. The following is intended as a summary only and reference is made to the consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles, incorporated by reference in this short form prospectus.

	Month	Six Month	Year Ended	Year Ended	Year Ended
	Period Ended	Period Ended	November 30,	November 30,	November 30,
	May 31, 2003	May 31, 2002	2002	2001(1)	2000(2)
	(unaudited)
OPERATING DATA
Revenue
Research collaborative and licensing fees	$717,863	$75,610	$1,768,409	$197,028	$92,095
Expenses
Research and development expenses	$5,544,351	$3,632,163	$10,109,508	$5,410,701	$4,597,293
General and administration expenses	1,715,058	1,640,855	3,409,940	1,741,193	1,569,044
Amortization	1,828,326	950,056	3,011,501	550,097	917,288
Total:	$9,087,735	$6,223,074	$16,530,949	$7,701,991	$7,083,625
Operating loss for the period	$(8,369,872)	$(6,147,464)	$(14,762,540)	$(7,504,963)	$(6,991,530)
Other income
Interest and other income	248,554	223,134	632,834	347,078	495,894
Loss before income taxes	$(8,121,318)	$(5,924,330)	$(14,129,706)	$(7,157,885)	$(6,495,636)
Future income tax recovery	--	100,000	100,000	--	--
Net loss for the period	$(8,121,318)	$(5,824,330)	$(14,029,706)	$(7,157,885)	$(6,495,636)
Basic and diluted loss per common share(3)	($0.29)	($0.31)	($0.60)	($0.69)	($0.69)
Weighted average number of outstanding	28,308,098	18,785,901	23,560,044	10,304,579	9,359,210
common shares(3)

BALANCE SHEET DATA
Assets
Current assets	$19,164,638	$20,320,243	$4,430,791
Capital assets	383,698	399,646	302,583
Intangible and other assets	27,437,580	29,111,861	1,536,249
Total assets	46,985,916	49,831,750	6,269,623
Long term liabilities	49,073	61,480	--
Deferred revenue	1,190,400	1,454,933	1,348,374
Shareholders' Equity
Share capital	$88,562,318	$88,582,098	$32,251,393
Special warrants	7,216,158	--	966,000
Contributed surplus	1,276,266	1,276,266	1,192,266
Deficit	(52,547,134)	(44,425,816)	(30,396,110)
Total shareholders' equity	$44,507,608	$45,432,548	$4,013,549

Notes:

(1)
Effective December 1, 2000, Cardiome adopted the new recommendations of The Canadian Institute of Chartered Accountants with respect to accounting for income taxes. The change was applied retroactively and, as permitted, the comparative financial statements were not restated. The change in accounting policy for the year ended November 30, 2001 resulted in an increase in future tax assets, a decrease in technology, an increase in future tax liabilities and an increase in the deficit at December 1, 2000 of $428,000 and a reduction in amortization expense and net loss for the year ended November 30, 2001 of $102,720. Before the adoption of the new recommendations, income tax expense was determined using the deferral method of tax allocation.

(2)
Effective June 1, 2001, Cardiome changed its accounting policy for recognizing license fees to be consistent with U.S. generally accepted accounting principles, as clarified by Staff Accounting Bulletin 101 Revenue Recognition in Financial Statements, which was issued by the U.S. Securities and Exchange Commission in December 1999. The change has been applied retroactively as disclosed under Note 3(b) of the audited consolidated financial statements of Cardiome for the year ended November 30, 2002. The impact of this change on the results of operations for the year ended November 30, 2000 as previously reported, was to reduce research collaborative, licensing and option fees by $1,999,598, increase the loss for the year by $1,999,598, increase deferred revenue by $1,499,598 and increase the deficit by $1,999,598.

(3)	There are 32,345,791 common shares issued and outstanding as of the date of this short form prospectus (excluding the Offered Shares).

USE OF PROCEEDS

          The net proceeds received by Cardiome from the sale of the Offered Shares, after deducting the Underwriters' fee and estimated expenses of the Offering (without giving effect to the issue of any Over-Allotment Shares) will be $18,652,362. The net proceeds, together with exisiting cash on hand, will be used to fund clinical development of RSD1235, clinical development of oxypurinol for the treatment of congestive heart failure, and ongoing operations and administration which activities are currently estimated to cost $10 million, $14 million and $12 million, respectively, over the next two years. See "The Company – Summary of Current Projects". The ultimate allocation of such proceeds and the timing of their expenditure will depend upon the prevailing business opportunities and conditions, regulatory approval, agreements with strategic partners and the progress of clinical development and testing. Until applied to the foregoing uses, the net proceeds of the Offering will be invested in highly liquid and highly rated financial instruments such as treasury bills, commercial papers and bankers' acceptances.

CAPITALIZATION

						Outstanding at
				Outstanding at		May 31, 2003 After
	Currently	Outstanding at		May 31, 2003		Giving Effect to this
	Authorized	November 30, 2002		(unaudited)		Offering
						(unaudited)(1)
Obligations under Capital Lease(2)	N/A	$61,480		$49,073		$49,073
Shareholders' Equity
Common Shares	Unlimited	$88,582,098		$95,778,476	(3)	$114,430,838	(3)
		(28,308,098	shs)	(32,118,098	shs)	(35,928,098	shs)
Contributed Surplus		$1,276,266		$1,276,266		$1,276,266
Deficit		$(44,425,816)		$(52,547,134)		$(52,547,134)
Total Shareholders' Equity		$45,432,548		$44,507,608		$63,159,970
Total Capitalization		$45,494,028		$44,556,681		$63,209,043

Notes:

(1)
Reflects the issue of 3,810,000 Offered Shares for net proceeds of $18,652,362, after deducting the expenses of the Offering estimated at $250,000 and the Underwriters’ fee of $1,100,138, but does not give effect to the exercise of the Over-Allotment Option. See "Plan of Distribution".

(2)
Includes the current portion. See Note 12 of the Company's audited consolidated financial statements for the fiscal year ended November 30, 2002 for a description of commitments under operating leases.

(3)
Gives effect to the issuance on June 12, 2003 of 3,810,000 common shares upon exercise of previously issued special warrants. These special warrants were issued upon the closing of a private placement of special warrants on April 16, 2003 and were outstanding on May 31, 2003.

PLAN OF DISTRIBUTION

          Under an agreement dated as of September 8, 2003 (the "Underwriting Agreement") between Cardiome and the Underwriters, Cardiome has agreed to sell the Offered Shares to the Underwriters and the Underwriters have severally agreed to purchase the Offered Shares, subject to the terms and conditions of the Underwriting Agreement, on September 23, 2003 or such other date as Cardiome and the Underwriters may agree, but in any event not later than October 14, 2003 (the "Closing Date"). The Offered Shares are being sold at a price of $5.25 per share, payable in cash against delivery of certificates evidencing the Offered Shares. Cardiome understands, with respect to offers and sales of the Offered Shares in the United States, that although the offer to purchase the Offered Shares is presented on behalf of the underwriters as purchasers, the underwriters will endeavour to arrange for substituted purchasers to purchase the Offered Shares directly from Cardiome.

          Under the Underwriting Agreement, Cardiome has granted the Underwriters the Over-Allotment Option exercisable no later than 30 days after the Closing Date, to purchase up to an addional 571,000 common shares (the “Over-Allotment Shares”) at the Offering Price and on the same terms and conditions as apply to the purchase of the Offered Shares. The Underwriters may exercise the Over-Allotment Option only to the extent required to cover over-allotments made in connection with the sale of the Offered Shares under this short-form prospectus and for market stabilization purposes.

          The Underwriting Agreement provides for payment by Cardiome of an aggregate fee to the Underwriters in the amount of $1,100,138 ($1,265,158 in the event that the Over-Allotment Option is exercised in full), or $0.28875 per Offered Shares for various services rendered to Cardiome in connection with this Offering. The Offering Price was determined by negotiation between Cardiome and the Underwriters.

          The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events, including their assessment of the state of the financial markets. The Underwriters are, however, obligated, to take up and pay for all of the Offered Shares if any of the Offered Shares are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that Cardiome will indemnify the Underwriters and their directors, officers, employees, partners, agents and shareholders against certain liabilities and expenses or will contribute to payments that the Underwriters may be required to make in respect thereof.

          Pursuant to policies of certain Canadian securities regulatory authorities, the Underwriters may not, throughout the period of distribution under the Offering, bid for or purchase common share of Cardiome. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in or raising the price of Cardiome's common shares. These exceptions include a bid or purchase permitted under the by-laws and rules of the Toronto Stock Exchange relating to market stabilization and passive market making activities, and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution, provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, such securities. Subject to applicable laws and in connection with the Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of Cardiome's common shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

          The Offered Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), and may not be offered or sold within the United States except in certain transactions exempt from the registration requirements of the 1933 Act. The Underwriting Agreement provides that certain of the Underwriters, through their U.S. broker-dealer affiliates, may offer and sell on behalf of Cardiome, the Offered Shares that they have acquired pursuant to the Underwriting Agreement. The Offered Shares must be offered and sold to institutional accredited investors as defined pursuant to Rule 501(a)(1), (2), (3) or (7) of Regulation D of the 1933 Act in the United States in accordance with Rule 506 of Regulation D under the 1933 Act.

          Cardiome has agreed for the benefit of the Underwriters, that it will not, without the consent of the Underwriters, for a period of 90 days from the Closing Date, grant, allot, create, issue or announce the issuance of any common shares or other rights to acquire common shares, other than: (i) upon the exercise of currently outstanding rights, or agreements, including options, warrants and other convertible securities and any rights which have been granted or issued, subject to any necessary regulatory approval; (ii) upon the exercise of currently outstanding options granted to officers, directors, employees or consultants of Cardiome or any subsidiary thereof pursuant to the Company's stock option plan; (iii) options issued pursuant to and in accordance with the Company's stock option plan; or (iv) in connection with a strategic alliance or partnership for the commercialization of the Company's products.

SHARE CAPITAL

          The authorized share capital of Cardiome consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As of the date of this short form prospectus, 32,345,791 common shares and no preferred shares were issued and outstanding. All of the common shares are of the same class and, once issued, rank equally as to entitlement to dividends, voting powers (one vote per share) and participation in assets upon dissolution or winding-up. No common shares have been issued subject to call or assessment. The common shares contain no pre-emptive or conversion rights and have no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. Provisions as to the modification, amendment or variation of such rights or provisions are contained in the Company's articles and bylaws and in the Canada Business Corporations Act.

          The preferred shares may be issued from time to time in one or more series. The terms of each series of preferred shares, including the number of shares, the designation, rights, preferences, privileges, priorities, restrictions, conditions and limitations will be determined at the time of creation of each such series by the Company's board of directors, without shareholder approval, provided that all preferred shares will rank equally within their class as to dividends and distributions in the event of the dissolution, liquidation or winding-up of the Company.

DIVIDEND POLICY

          The Company has not declared or paid any dividends on its common shares since its inception. The Company currently anticipates that it will retain any earnings to finance expansion and development of its business.

RISK FACTORS

          You should consider carefully the following risks and other information included or incorporated by reference in this short form prospectus, including our historical consolidated financial statements and related notes, before you decide to purchase our common shares. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our common shares could decline and you could lose part or all of your investment.

          We are establishing a new pharmaceutical development business and have no developed or approved products

          We are in the early drug discovery and development stage and are subject to all of the risks associated with the establishment of a new business enterprise. As a result, our business must be evaluated in light of the problems, delays, uncertainties and complications encountered in connection with a newly established pharmaceutical development business.

          Our proposed products are currently in the research and development stage and we have not generated any revenues from product sales, nor do we expect to generate any product revenues from our product candidates for treatment of arrhythmia and congestive heart failure product candidate for at least three years. We may generate product revenue in 2004 if we are successful in obtaining regularory approval to commercialize oxypurinol for the treatment of gout; however, the expected revenue from this orphan drug candidate, if any, is expected to be insignificant compared to the level of operating expenditures we are currently incurring. Substantial pre-clinical research and clinical development work and testing for our product candidates remains to be completed, as Kv1.5 is in the pre-clinical stage, the intravenous administration of RSD1235 is in a Phase III clinical trial and oxypurinol in the treatment of congestive heart failure is in a Phase II /III clinical trial. In addition, the intellectual property rights and pre-clinical data associated with RSD1122 were returned to us from our former collaborative partner, AstraZeneca AB on July 4, 2002. We decided not to carry out and fund further research and development on this drug candidate at this time. Accordingly, it remains uncertain as to whether our research and development efforts will be successful. There is a possibility that none of our potential products will be found to be safe and effective or that we will be unable to receive necessary regulatory clearances in order to commercialize them.

          Our failure to successfully develop and obtain regulatory approval for our products that are under development would have a material adverse effect on our business, financial condition and results of operations.

          If we do successfully develop our products, they may not achieve market acceptance and we may not be able to sell them

          Even if we do develop a safe and effective product and obtain the necessary regulatory clearances, the process will take years, and by the time this occurs, because of the competitive and dynamic nature of the drug development industry, there is a risk that at such time, any such product:

  will not be economical to market, or will not be marketable at prices that will allow us to achieve profitability, will not be successfully marketed or achieve market acceptance, will not be preferable to existing or newly developed products marketed by third parties, or will infringe proprietary rights held by third parties now or in the future that would preclude us from marketing any such product.

          The degree of market acceptance of products developed by us, if any, will depend on a number of factors, including the establishment and demonstration in the medical community of the clinical efficacy and safety of our products and their potential advantage over alternative treatment methods. There is no assurance that physicians, patients or the medical community in general will accept and utilize any products that may be developed by us.

          In addition, by the time our products, if any, are ready to be commercialized, what we believe to be the market for these products may have changed. Information incorporated by reference in this short form prospectus includes estimates of the number of patients who have received or might have been candidates to use a specific product. Accordingly, these estimates may not accurately reflect the true market or market prices for such products or the extent to which such products, if successfully developed, will actually be used by patients.

          Our failure to successfully introduce and market our products that are under development would have a material adverse effect on our business, financial condition and results of operations.

          We have limited revenues, a history of significant losses and an accumulated deficit

          We have had no sales revenue to date. Although we have been involved in the pharmaceuticals industry since 1992, we have been engaged only in research and development. We have generated limited non-sales revenue and have incurred significant operating losses, including net losses of $8,121,318 for the six-month period ended May 31, 2003, and $14,029,706, $7,157,885, and $6,495,636 for the fiscal years ended November 30, 2002, 2001 and 2000, respectively. Our revenues were $717,863 for the six-month period ended May 31, 2003, and $1,768,409, $197,028 and $92,095 for the fiscal years ended November 30, 2002, 2001, and 2000, respectively. Since inception, our accumulated deficit is $52,547,134, as of May 31, 2003. We anticipate that we will incur substantial operating expenses in connection with the research, development, testing and approval of our proposed products and we expect these expenses to result in continuing and significant operating losses for the foreseeable future. If we are unable to develop, obtain regulatory clearance for, and successfully commercialize our product candidates, we will not be able to significantly increase revenues or achieve profitable operations.

          We will have additional future capital needs and there are uncertainties as to our ability to raise additional funding

          We will require substantial additional capital resources to further develop our product candidates, obtain regulatory approvals and ultimately to commercialize our products. While we believe that our current capital resources, including the proceeds from the Offering, will be sufficient to fund our operations as currently anticipated for the next two fiscal years, we do not expect to be able to commercialize our product candidates or complete all of our current clinical studies during this period. Accordingly, unless we are able to access the capital markets, our resources during this period will be limited to cash on hand and any revenues we are able to generate from corporate collaboration or licensing arrangements.

          In addition, our future cash requirements may vary materially from those now expected. For example, our future capital requirements may increase if:

  we make faster than expected scientific progress in our discovery, research and development projects, if we expand the magnitude and scope of these activities, or if we modify our focus as a result of our discoveries, our progress with pre-clinical studies and clinical trials is delayed or we experience set backs, we experience delays or unexpected increased costs in connection with obtaining regulatory approvals, we experience unexpected or increased costs relating to preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, or we are required or elect to develop, acquire or license new technologies and products.

          We intend to seek additional funding through corporate collaborations and licensing arrangements, public or private equity or debt financing, and/or capital lease transactions. However, if our research and development activities do not show positive progress, or if capital market conditions in general or with respect to biotechnology or development stage companies such as ours are unfavorable, our ability to obtain additional funding on acceptable terms, if at all, will be negatively affected. Additional equity financing could result in significant dilution to our shareholders.

          If sufficient capital is not available, we may be required to delay, reduce the scope of, eliminate or divest of one or more of our discovery, research or development projects, any of which could have a material adverse effect on our business, financial condition, prospects or results of operations.

          Our share price has experienced volatility and may be subject to fluctuation in the future based on market conditions

          The market prices for the securities of biotechnology companies, including our own, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. In addition, because of the nature of our business, certain factors such as our announcements, competition by new therapeutic products or technological innovations, government regulations, fluctuations in our operating results, results of clinical trials, public concern regarding the safety of drugs generally, general market conditions and developments in patent and proprietary rights can have an adverse impact on the market price of our common shares. For example, since 1996, after giving effect to our reverse stock split completed on March 8, 2002, our share price in Canada experienced an increase from $2.60 during our fiscal year ended November 30, 1997 to our historic high of $12.60 during our fiscal year ended November 30, 1998 and then a drop to our historic low of $1.35 during the third quarter of our fiscal year ended November 30, 2002. During the period from September 1, 2000 to December 31, 2000 alone, the price of our common shares ranged from a high of $9.00 to a low of $2.00 as we announced our successful completion of a licensing agreement with AstraZeneca AB in October 2000 and our unsuccessful Phase II clinical results of our Cough Program, one of our previous projects, in December 2000.

          It is uncertain whether any products we develop will receive regulatory approval and changes in regulatory policy could cause potential delays in receiving approval

          The pre-clinical studies and clinical trials of any products developed by us and the manufacturing, labeling, sale, distribution, export or import, marketing, advertising and promotion of any of those products are subject to regulation by federal, provincial, state and local governmental authorities, in the United States principally by the Food and Drug Administration, in Canada by the Therapeutic Products Directorate and by other similar agencies in other countries. Any product developed by us, if any, must receive all relevant regulatory approvals or clearances before it may be marketed and sold in a particular country.

          Currently, in connection with our pre-clinical development activities for Kv1.5, our Phase III clinical trial for RSD1235, our Phase II/III clinical trial for oxypurinol in the treatment of congestive heart failure, and our anticipated submission of a new drug application for oxypurinol in the treatment of gout, we are required to adhere to guidelines established by the Food and Drug Administration in the United States and the Therapeutic Products Directorate in Canada. These agencies and the regulatory process in general require us to conduct extensive pre-clinical studies and clinical trials of each of our product candidates in order to establish its safety and efficacy. These pre-clinical studies and clinical trials can take many years and require the expenditure of substantial resources.

          In addition to the risk of unfavorable results of our research, because the data obtained from our pre-clinical and clinical activities are susceptible to varying interpretations, our successful completion of the regulatory process is uncertain. We may encounter delays, have limits imposed on us or our product candidates or fail to obtain the regulatory approval or clearance required to commercialize our product candidates. In addition, delays or rejections may be encountered based upon changes in regulatory policy during the period of product development and/or the period of review of any application for regulatory approval or clearance for a product. Delays in obtaining regulatory approvals or clearances would adversely affect the marketing of any products developed by us, if any, impose significant additional costs on us, diminish any competitive advantages that we may otherwise have attained and adversely affect our ability to receive royalties and generate revenues and profits. Accordingly, despite our expenditures and investment of time and effort, we may never receive any required regulatory approvals or clearances for any products developed by us.

          Regulatory approval, if granted, may entail limitations on the indicated uses for which a new product may be marketed that could limit the potential market for such product, and product approvals, once granted, may be withdrawn if problems occur after initial marketing. Furthermore, manufacturers of approved products are subject to pervasive review, including compliance with detailed regulation governing good manufacturing practices. Failure to comply with applicable regulatory requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications and criminal prosecution.

          We are also subject to numerous federal, provincial and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, the environment and the use and disposal of hazardous substances, used in connection with our discovery, research and development work. Although we have not yet been required to expend identifiable additional amounts to comply with these regulations, the extent of government regulations may change in a manner which could have an adverse effect on the discovery, development, production and marketing of our products, and we may be required to incur significant additional costs to comply with future laws or regulations.

          We have substantial competition in the pharmaceutical industry and with respect to products we are developing

          The pharmaceutical industry is very competitive. Many companies, as well as research organizations, currently engage in or have in the past engaged in efforts related to the development of products in the same therapeutic areas as we do. Because of the number of competitors we face, as well as resources available to certain of our competitors, there is a risk that one or more of our competitors may develop more effective or more affordable products than us, or may achieve earlier patent protection or product commercialization than us, or that such competitors will commercialize products that will render our product candidates obsolete, possibly before we are able to commercialize them.

          Many of the companies developing competing technologies and products have significantly greater financial resources and expertise in discovery, research and development, manufacturing, pre-clinical studies and clinical testing, obtaining regulatory approvals and marketing than we do. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products similar to those of ours. Currently, these companies and institutions compete with us in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to our projects. Once we develop a marketable product, in addition to the foregoing, we will face competition with respect to product efficacy and safety, ease of use and adaptability to various modes of administration, acceptance by physicians, the timing and scope of regulatory approvals, availability of resources, reimbursement coverage, price and patent position, including potentially dominant patent positions of others.

          There is extensive competition within our area of concentration, antiarrhythmic drugs, both from existing therapies and therapies under development. Our most significant competitors in this therapeutic area are well established, large pharmaceuticals companies that have significantly more financial resources than us. These competitors currently produce and market both generic and branded antiarrhythmic drugs. Examples of generic antiarrhythmic drugs include propafenone, atenolol, diltiazem and amiodarone. Examples of branded antiarrhythmic drugs include Tambocor (flecainide) produced by 3M Pharmaceuticals Co., Quinaglute (quinidine gluconate) and Betapace (sotalol) produced by Berlex Laboratories, Inc., and Tykosin (dofetilide) produced by Pfizer Inc. While side effects are a risk of all medication, those associated with existing antiarrhythmic drugs are especially hard to manage. These side effects include proarrhythmia, the more-frequent occurrence of pre-existing arrhythmias or the appearance of new arrhythmias as bad or worse than those being treated. We believe our atrial arrhythmia drug candidate will be able to compete with the aforementioned drugs on the basis of superior safety, however, our drugs are still in development. We need to conduct extensive additional pre-clinical studies and clinical trials to gain regulatory approvals for commercialization and face the risk that other promising drugs may be introduced to the market by our competitors ahead of us. Even if we are able to provide a safer antiarrhythmic drug relative to the aforementioned drugs and are successful in obtaining the required regulatory approvals for commercialization, we will face additional marketing risks such as competition on the basis of ease of use, adaptability to various modes of administration, acceptance by physicians, and coverage of our patent position relative to those of our competitors.

          The competition within the congestive heart failure therapeutic area is even more extensive compared to that within the antiarrhythmia therapeutic area. There are more congestive heart failure drugs available in the market and many of these drugs have side effects that are easier to manage, compared to those of antiarrhythmic drugs. Examples of generic drugs for conventional treatment of congestive heart failure include spironolactone and digoxin, and for supplemental treatment of congestive heart failure include enalapril, isosorbide and metoprolol. Examples of branded drugs for supplemental treatment of congestive heart failure include Capoten (captopril) produced by Bristol-Myers Squibb Company, Coreg (carvedilol) produced by GlaxoSmithKline PLC and Norvasc (amlodipine) produced by Pfizer Inc. Competition also comes from new emerging therapies using angiotensin II receptor blockers, such as valsartan for use in patients with congestive heart failure currently being studied by Novartis Pharmaceuticals Corporation, and calcium channel blockers. We believe we can compete with the aforementioned drugs by introducing a new therapeutic approach, xanthine oxidase inhibitors, which we believe have the ability to increase the contraction strength of the heart in patients with congestive heart failure without increasing the oxygen consumed by the heart to the extent caused by some of the current medication. However, our drug candidate, oxypurinol, is still in very early stages of development. Other companies with greater resources may introduce alternative drugs or new therapies much faster than us. Even if we are able to establish oxypurinol as a safer and more effective alternative to other drugs and are successful in obtaining the required regulatory approvals for commercialization, we still have to overcome significant marketing risks and challenges in order to achieve commercial success.

          We are dependent upon our key personnel, who are necessary for us to achieve our scientific and business objectives

          As a technology driven company, intellectual input from key management and scientists is critical to achieve our scientific and business objectives. Consequently, our ability to retain these individuals and attract other qualified individuals is critical to our success. The loss of the services of key individuals might significantly delay or prevent achievement of our scientific or business objectives. In addition, because of a relative scarcity of individuals with the high degree of education and scientific achievement required for our business, competition among biotechnology and pharmaceutical companies for qualified employees is intense and, as a result, we may not be able to attract and retain such individuals on acceptable terms, or at all. In addition, because we do not maintain "key person" life insurance on any of our officers, employees or consultants, any delay in replacing such persons, or an inability to replace them with persons of similar expertise, would have a material adverse effect on our business, financial condition and results of operations.

          We also have relationships with scientific collaborators at academic and other institutions, some of whom conduct research at our request or assist us in formulating our research and development strategy. These scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, these collaborators may have arrangements with other companies to assist such other companies in developing technologies that may prove competitive to us.

          We have employment contracts of varying lengths with all of our key executives, which include an incentive provision for the granting of stock options which vest over time, designed to encourage the individual to stay with us. However, a declining stock price, whether as a result of disappointing progress in our development programs or as a result of market conditions generally, could render such agreements of little value to our key executives. In such event, our key executives could be susceptible to being hired away by our competitors who could offer a better compensation package.

          Our products will rely on licenses of proprietary technology owned by third parties

          The manufacture and sale of any products developed by us will involve the use of processes, products, or information, the rights of which are owned by third parties. Specifically, our rights to the use of oxypurinol arise from our licenses from JHU and ILEX. Our license from JHU is an exclusive worldwide license to certain patent applications. In addition to license fees already paid, our license from JHU requires us to make royalty payments on the net sales of any product we develop with the licensed technology. Our obligation to make such payments and the license itself terminate on April 17, 2021. Our license from ILEX is an exclusive worldwide sublicense under an exclusive license ILEX has obtained from Burroughs Wellcome Co; and The Wellcome Foundation Ltd. In addition to initial fees and option fees already paid, our license from ILEX requires us to pay other milestone payments and royalties based on net sales of products we develop from the licensed technology. The license terminates upon the expiration of ILEX's obligation to pay royalties on its original license of the technology, determined on a country by country basis, at which time our license will convert into a fully-paid, non-exclusive royalty-free license or sublicense. Although we have obtained licenses or rights with regard to the use of certain of such processes, products, and information, because of the uncertainty regarding the length of time it may take for us to develop any marketable products with this technology, it is possible that such licenses or rights might be terminated or expire during critical periods. Furthermore, because we are at a very early stage of product development, we cannot determine if additional licenses or other rights may be required in order to produce a marketable product. If such additional licenses or other rights are crucial for marketing purposes, and we are not able to obtain them on favorable terms, or at all, the commercial value of our product will be significantly impaired. In addition to the foregoing, our license from the University of British Columbia requires royalty payments on the net sales of certain antiarrhythmia products, not including RSD1235 or products related to our Kv1.5 technology, we develop with the licensed technology. The license from the University of British Columbia terminates upon expiration of the last patent obtained under it, which is September 23, 2014. Some of these licenses provide for limited periods of exclusivity that may be extended only with the consent of the licensor. If we experience delays in developing our products and extensions are not granted on any or all of such licenses, our opportunity to realize the benefits of our efforts may be limited.

          We rely on proprietary technology, the protection of which can be unpredictable and costly

          Our success will depend in part upon our ability to obtain patent protection or patent licenses. We have licensed one patent, three patent applications and certain other rights relating to oxypurinol. The composition of matter patents for oxypurinol have expired. Our license from JHU provides for patent rights as they relate to the commercial use of xanthine oxidase inhibitors for cardiovascular disease via the sensitizing of muscle cells to calcium ions. However, at this point in time, it is not certain that this is the method of action of xanthine oxidase inhibitors. If it is not, the rights we have obtained may have limited value. In order to obtain additional patent protection surrounding oxypurinol, we will be required to file patent applications relating to novel processes for manufacturing, delivery, use, new formulations or other aspects of oxypurinol.

          Currently, we have 50 patent applications and have licensed certain rights under an additional 17 patents relating to RSD1235 and the related family of compounds for antiarrhythmia and local anaesthesia applications. We have three patent applications relating to Kv1.5. In addition, we have 13 additional patent applications relating to areas we are no longer actively pursuing, excluding the 41 patent applications assigned to UCB Farchim S.A. ("UCB") as a result of the sale of our anti-tussive program to UCB in September 2002.

          We intend to file, when appropriate, additional patent applications with respect to inventions. However, because the patent positions of biotechnology and pharmaceutical companies are highly uncertain and involve complex legal and factual questions, it is uncertain that any patents will be issued or that, if issued, they will be of commercial value. It is impossible to anticipate the breadth or degree of protection that patents will afford products developed by us or the underlying technology. There is also a risk that any patents issued covering our products or any patents licensed to us may be successfully challenged or that our products might infringe the patents of third parties. If our products infringe the patents of others, we may be required to design around such patents, potentially causing increased costs and delays in product development and introduction or precluding us from developing, manufacturing, or selling our planned products. The scope and validity of patents which may be obtained by third parties, the extent to which we may wish or need to obtain patent licenses, and the cost and availability of such licenses are currently unknown. If such licenses are obtained, it is likely they would be royalty-bearing which could reduce our income. If licenses cannot be obtained on an economical basis, delays in market introduction of our planned products could occur or introduction could be prevented, in some cases after the expenditure of substantial funds. If we defend or contest the validity of patents relating to our products or the products of a third party, we could incur substantial legal expenses with no assurance of success.

          In certain instances, we may elect not to seek patent protection but instead rely on the protection of our technology through confidentiality agreements. The value of our assets could also be reduced to the extent that other persons obtain patents, or confidential measures are breached or become unenforceable. However, third parties may independently develop or obtain similar technology and such third parties may be able to market competing products and obtain regulatory approval through a showing of equivalency to one of our products which has obtained regulatory approval, without being required to undertake the same lengthy and expensive clinical studies that we would have already completed.

          Litigation may also be necessary to enforce patents issued or licensed to us or to determine the scope and validity of a third party's proprietary rights. We could incur substantial costs if we are required to defend ourselves in patent suits brought by third parties, if we participate in patent suits brought against or initiated by our corporate collaborators or if we initiate such suits. Currently, we may not have the necessary resources to participate in or defend any such activities or litigation. Even if we did have the resources to vigorously pursue our interests in litigation, because of the complexity of the subject matter, it is impossible to predict at this point whether we would prevail in any such action. An adverse outcome in litigation or an interference to determine priority or other proceeding in a court or patent office could subject us to significant liabilities, require disputed rights to be licensed from third parties or require us to cease using certain technology or products, any of which may have a material adverse effect on our business, financial condition and results of operations.

          The inability to manage our future growth could impair our operations and financial results

          Our future growth, if any, may cause a significant strain on our management, and our operational, financial and other resources. Our ability to manage our growth effectively will require us to implement and improve our operational, financial, manufacturing and management information systems and to expand, train, manage and motivate our employees. These demands may require the addition of management personnel and the development of additional expertise by management. Any increase in resources devoted to research, product development and marketing and sales efforts without a corresponding increase in our operational, financial, manufacturing and management information systems could have a material adverse effect on our business, financial condition, and results of operations.

          In particular, the combination of our business with Cardiome, Inc. (formerly Paralex, Inc.) required the integration of research and development and administrative operations. The transition to a combined company has required substantial attention from management, which has limited experience in integrating companies and managing the growth of the combined companies. The diversion of management attention and any difficulties encountered in the ongoing transition process could have an adverse impact on our ability to successfully pursue the development of the drug candidates acquired by us. In addition, although Cardiome, Inc. incurred only limited expenses prior to our acquisition of it, as it had not conducted business activities other than entering into license agreements with JHU and ILEX, we expect to spend a significant amount of our resources on the development of oxypurinol. The risks associated with the additional expenses of managing Cardiome, Inc. and the additional ongoing cash requirements to fund its research and development projects increase the pressure on us to achieve offsetting synergistic cost reductions as rapidly as possible and, if we are unable to do so, our financial position may be impaired.

          If we develop products with commercial potential, we have no experience in commercial manufacturing

          We have no experience manufacturing commercial quantities of products and do not currently have the resources to manufacture any products that we may develop. Accordingly, if we were able to develop any products with commercial potential, we would either be required to develop the facilities to manufacture independently or be dependent upon securing a contract manufacturer or entering into another arrangement with third parties to manufacture such products. If we are unable to develop such capabilities or enter into any such arrangement on favorable terms, we may be unable to compete effectively in the marketplace.

          We intend to continue to contract with our current vendors for the manufacture of oxypurinol and RSD1235. We may need to contract with additional manufacturers for the manufacture of oxypurinol or RSD1235. Because of the high degree of expertise necessary to produce chemical products, it is a time consuming process to arrange for an alternative manufacturer. We may not be able to identify and qualify any such manufacturers on a timely basis, which may cause significant delay in our development process. Even if we are able to identify and qualify an alternative manufacturer, we may not be able to obtain favorable terms on any manufacturing agreement we enter into with them. We have and will rely on contract manufacturers for the foreseeable future to produce quantities of products and substances necessary for research and development, pre-clinical trials, human clinical trials and product commercialization. It will be important to us that such products can be manufactured at a cost and in quantities necessary to make them commercially viable. At this point in time, we have not attempted to identify and do not know whether there will be any third party manufacturers which will be able to meet our needs with respect to timing, quantity and quality. If we are unable to contract for a sufficient supply of required products and substances on acceptable terms, or if we should encounter delays or difficulties in our relationships with manufacturers, our research and development, pre-clinical and clinical testing would be delayed, thereby delaying the submission of products for regulatory approval or the market introduction and subsequent sales of such products. Any such delay may have a material adverse effect on our business, financial condition and results of operations.

          If we manufacture pharmaceutical products, the products will need to comply with good manufacturing practices in the U.S., Canada or other jurisdictions

          The manufacturer of our pharmaceutical products, if any, will be subject to current good manufacturing practices or similar regulations prescribed by the Food and Drug Administration in the United States, the Therapeutic Products Directorate in Canada and similar authorities prior to the commercial manufacture of any such products in the countries where the products are manufactured. As we will be dependent on third parties, our ability to ensure that any entity manufacturing products on our behalf is able to comply with good manufacturing practices or satisfy certain regulatory inspections in connection with the manufacture of our proposed products will be limited. Failure or delay by any manufacturer of our products to comply with good manufacturing practices or similar regulations or satisfy regulatory inspections would have a material adverse effect on us.

          We do not have the marketing expertise needed for the commercialization of our products

          Although we do not have any foreseeable need to market products because we are in the development stage, we do not currently have the resources to market the products that we may develop. Marketing of new products presents greater risks than are posed by the continued marketing of proven products. Accordingly, if we are able to develop any products with commercial potential, we would either have to develop a marketing capability (including a sales force) or attempt to enter into a joint venture, license, or other arrangement with third parties to provide the financial and other resources needed to market such products. Our ability to develop such a marketing capability or negotiate favorable terms in connection with any such joint venture, license or other arrangement is untested. Extensive licensing or joint venture agreements will also result in less income than if we marketed the products ourselves.

          Our success is dependent upon our ability to enter into, and successfully manage, corporate collaborations with third parties in connection with services we will need for the development and commercialization of our products

          We currently have only one active corporate collaboration, which is our collaboration with UCB for a project we no longer own. However, the success of our business is largely dependent on our ability to enter into additional corporate collaborations regarding the development of, clinical testing of, seeking regulatory approval for, and commercialization of, our current product candidates. We are currently seeking corporate collaborators or partnerships for our current projects. In particular, we are seeking partnerships with pharmaceutical companies to help further develop and market RSD1235 and expect to announce a completed partnership for RSD1235 in 2003. There can be no assurance, however, that we will be able to establish any such corporate collaborations or parternerships on favorable terms, or at all or within any projected time frame. Even if we are successful in establishing such relationship, these collaborations may not result in the successful development of our product candidates or the generation of revenue.

          If we enter into corporate collaborations, our success will be highly reliant upon the performance of our future corporate collaborators. The amount and timing of resources to be devoted to activities by corporate collaborators are not within our direct control and, as a result, we will be unable to ensure that our future or existing corporate collaborators will commit sufficient resources to our research and development projects or the commercialization of our products. Our corporate collaborators, if any, might not perform their obligations as expected and might pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with us. Disputes may arise with respect to ownership of technology developed under any such corporate collaborations.

          Because the success of our business is largely dependent upon our ability to enter into corporate collaborations and to effectively manage issues that arise from such collaborations, management of these relationships will require significant time and effort from our management team and effective allocation of our resources. Because we are currently involved in only one collaboration, our ability to simultaneously manage a number of corporate collaborations is untested.

          The use of pharmaceutical products may expose us to product liability claims

          The products we are developing and will attempt to develop will, in most cases, undergo extensive clinical testing and will require Food and Drug Administration and Therapeutic Products Directorate approval prior to sale in the United States and Canada, respectively. However, despite all reasonable efforts to ensure safety, it is possible that we or our partners will sell products which are defective, to which patients react in an unexpected manner, or which are alleged to have side effects. The sale of such products may expose us to potential liability. Additionally, we may be exposed to product liability claims in the development of the products through administration of the drug candidates to volunteers and patients in clinical trials. Such liability might result from claims made directly by consumers or by pharmaceutical companies or others selling such products. It is impossible to predict the scope of injury or liability from such defects or unexpected reactions, or the impact on the market for such products of any allegations of these claims (even if unsupported), or the measure of damages which might be imposed as a result of any claims or the cost of defending such claims. Although our shareholders would not have personal liability for such damages, the expenses of litigation in connection with any such injuries or alleged injuries and the amount of any award imposed on us in excess of existing insurance coverage, if any, may have a material adverse impact on us. In addition, any liability that we may have as a result of the manufacture of any products could have a material adverse effect on our financial condition, business and operations, to the extent insurance coverage for such liability is not available. At present, we have secured product liability coverage in an amount of (i) U.S.$5 million per incident and U.S.$5 million annual aggregate for each of the Phase II/III clinical trials for oxypurinol in the treatment of congestive heart failure and for the treatment of gout, (ii) U.S.$10 million per incident and U.S.$10 million annual aggregate for the Phase III clinical trials of RSD1235, (iii) U.S.$5 million per incident and U.S.$10 million annual aggregate for the Phase II clinical trials of RSD1235, and (iv) $2 million per incident and $8 million annual aggregate for the Phase I clinical trial of RSD1235 and Phase I and II clinical trials of CP1, a drug candidate for acute unproductive cough, one of our previous projects. Currently, we have no other product liability insurance. Obtaining insurance of all kinds has recently become increasingly more costly and difficult and, as a result, such insurance may not be available at all, may not be available on commercial terms or, if obtained, may be insufficient to satisfy asserted claims.

          We are subject to the risks associated with the use of hazardous materials in research and development conducted by us

          Our research and development activities may involve the controlled use of hazardous materials and chemicals. Examples of hazardous materials and chemicals currently used in our facilities are acetopromazine, barium chloride and valproic acid. We are subject to federal, state, local and foreign laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although we believe that safety procedures for handling and disposing of such materials will comply with the standards prescribed by federal, state, local and/or foreign regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources. We have secured a commercial general liability policy with coverage of up to $2 million per occurrence. We have also secured a blanket property insurance policy to cover up to $8.35 million for costs related to accidental damage to our properties and interruption of our business. If we are required to institute additional safety procedures because we are found not to be in compliance or if more stringent or additional regulations are adopted, we may be required to incur significant costs to comply with environmental laws and regulations, which might have a material and adverse effect on our business, financial condition and results of operations.

          Our business may be materially adversely affected by the continuing efforts of governmental and third party payers to contain or reduce the costs of health care through various means

          In recent years, federal, state, provincial and local officials and legislators have proposed, or are reportedly considering proposing, a variety of price-based reforms to the healthcare systems in the United States and Canada. Some proposals include measures that would limit or eliminate payments for certain medical procedures and treatments or subject the pricing of pharmaceuticals to government control. Further, in certain foreign markets the pricing or profitability of healthcare products is subject to government control and other measures have been prepared by legislators and government officials. While we cannot predict whether any such legislative or regulatory proposals or reforms will be adopted, the adoption of any such proposals or reforms could adversely affect the commercial viability of our potential products. Significant changes in the healthcare system in the United States and Canada and abroad may have a substantial impact on the manner in which we conduct our business. Such changes also could have a material adverse effect on our ability to raise capital. Moreover, our ability to commercialize products may be adversely affected to the extent that such proposals have a material adverse effect on our business, financial condition and results of operations.

          In addition, in both the United States, Canada and elsewhere, sales of healthcare products are dependent in part on the availability of reimbursement to the consumer from third party payors, such as government and private insurance plans. Third party payors are increasingly challenging the prices charged for medical products and services, and therefore uncertainty exists as to the reimbursement of existing and newly approved healthcare products. If we succeed in bringing one or more products to market, there can be no assurance that these products will be considered cost effective and that reimbursement to the consumer will be available or will be sufficient to allow us to sell our products on a competitive basis. Finally, given the potential market constraints on pricing, the availability of competitive products in these markets may further limit our flexibility in pricing and in obtaining adequate reimbursement for our potential products. If adequate coverage and reimbursement levels are not provided by government and third party payors for uses of our products, the market acceptance of our products would be adversely affected.

          We may face exposure to adverse movements in foreign currency exchange rates when our products are commercialized, if at all

          We intend to generate revenue and expenses internationally which are likely to be denominated in United States and other foreign currencies. Our intended international business will be subject to risks typical of an international business including, but not limited to, differing tax structures, myriad regulations and restrictions, and general foreign exchange rate volatility. A decrease in the value of such foreign currencies relative to the Canadian dollar could result in downward price pressure for our products in such jurisdictions or losses from currency exchange rate fluctuations. To date we have not generated sufficient revenues to warrant the necessity of hedging against risks associated with foreign exchange rate exposure. Although we may do so in the future, we cannot be sure that any hedging techniques we may implement will be successful or that our business, results of operations, financial condition and cash flows will not be materially adversely affected by exchange rate fluctuations.

AUDITORS, TRANSFER AGENT AND REGISTRARS

          The auditors of the Company are Ernst & Young LLP, Chartered Accountants, located at Suite 2300, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1C7.

          The Company's registrar and transfer agent for the common shares is Pacific Corporate Trust Company, located at 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 and Commerce Court West, Suite 1925, PO Box 56, Toronto, Ontario, M5L 1B9.

LEGAL MATTERS

          Certain legal matters in connection with this offering will be passed upon by Catalyst Corporate Finance Lawyers, counsel to the Company, and Fasken Martineau DuMoulin LLP, counsel to the Underwriters. As of the date hereof, the partners and associates of Catalyst Corporate Finance Lawyers, as a group, and the partners and associates of Fasken Martineau DuMoulin LLP, as a group, each own, directly or indirectly, less than 1% of the outstanding shares of Cardiome.

ELIGIBILITY FOR INVESTMENT

          The Offered Shares, if issued on the date hereof, would be eligible investments, where applicable, without resort to the so-called “basket provisions” or their purchase would not be precluded as investments for certain investors, subject to compliance with the prudent investment standards and general investment provisions and restrictions of the statutes referred to below (and, where applicable, regulations or guidelines thereunder) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies or goals and, in certain cases, the filing of such policies or goals, under the following statuses:

Insurance Companies Act (Canada)	The Trustee Act (Manitoba)
Pension Benefits Standards Act, 1985 (Canada)	Supplemental Pensions Plans Act (Quebect), for a plan
Trust and Loan Companies Act (Canada)	governed thereby
Loan and Trust Corporations Act (Ontario)	An Act respecting insurance (Quebec), for an insurer as
Pension Benefits Act (Ontario)	defined therein, constituted under the laws of Quebec,
Loan and Trust Corporations Act (Alberta)	other than a guarantee fund corporation; and
Insurance Act (Alberta)	An Act respecting trust companies and savings
Employment Pension Plans Act (Alberta)	companies (Quebec), for savings companies investing
Financial Institutes Act (British Columbia)	their own funds and by trust companies investing their
Pension Benefits Standards Act (British Columbia)	own funds and deposits received by them.
The Pension Benefits Act, 1992 (Saskatchewan)	Trustee Act (New Brunswick)
The Insurance Act (Manitoba)	Pension Benefits Act (Nova Scotia)
The Pension Benefits Act (Manitoba)	Trust and Loan Companies Act (Nova Scotia)

          In the opinion of Catalyst Corporate Finance Lawyers, counsel to Cardiome, and Fasken Martineau DuMoulin LLP, counsel to the Underwriters, the Offered Shares, if issued on the date hereof, would be qualified investments under the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder for trusts governed by a registered retirement savings plan, a registered retirement income fund, a deferred profit sharing plan and a registered education savings plan. Also in the opinion of such counsel, based upon information provided by the Company, at the date hereof, the Offered Shares, if issued on the date hereof, would not constitue “foreign property” for the purposes of Part XI of the Tax Act.

PURCHASERS' STATUTORY RIGHTS

          Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In several of the provinces and territories, securities legislation further provides a purchaser with remedies for rescission, or in some jurisdictions, damages if the prospectus and any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory.

          The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal advisor.

CERTIFICATE OF THE COMPANY

Dated: September 8, 2003

          This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada and the Yukon Territory. For the purpose of the Province of Quebec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

"Robert W. Rieder" (signed)	"Douglas G. Janzen" (signed)
ROBERT W. RIEDER	DOUGLAS G. JANZEN
President and Chief Executive Officer	Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

"Mark C. Rogers" (signed)	"Kim Sun Oh" (signed)
MARK C. ROGERS	KIM SUN OH
Chairman and Director	Director

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CERTIFICATE OF THE UNDERWRITERS

Dated: September 8, 2003

          To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada and the Yukon Territory. For the purpose of the Province of Quebec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

	ORION SECURITIES INC.		SPROTT SECURITIES INC.

By:	"Michael Denny" (signed)	By:	"W. Jeffrey Kennedy" (signed)

FIRST ASSOCIATES INVESTMENTS INC.

By:	"Patrick S.Leung" (signed)

	RAYMOND JAMES LTD.		RESEARCH CAPITAL CORPORATION

By:	"Patrick Wolfe" (signed)	By:	"Steven D. Ottaway" (signed)

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